POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereto) for the three and nine months ended September 30, 2013 and the Corporation’s Press Release dated November 6, 2013 announcing its third quarter 2013 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2012, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of November 6, 2013.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; payment of milestone payments with respect to China Rewards; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s third quarter 2013 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRS.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by approximately 45 of the world’s leading loyalty programs, including:

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•	American Airlines AAdvantage	•	Scandinavian Airlines EuroBonus
•	Southwest Airlines Rapid Rewards	•	Best Buy Rewards
•	British Airways Executive Club	•	Lufthansa Miles & More
•	Virgin Atlantic Flying Club	•	Saudi Arabian Airlines Alfursan
•	AF-KLM Flying Blue	•	Delta Air Lines SkyMiles
•	Starwood Preferred Guest	•	American Express Membership
•	Hyatt Gold Passport		Rewards
•	LANPASS

In 2013, Points expects to deliver approximately $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended September 30, 2013 include:

  Quarterly revenue of $54,441, an increase of $20,102 or 59% over the prior year quarter;

  Quarterly gross margin of $8,734, an increase of $1,695 or 24% over the prior year quarter (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 5 for definition and explanation);

  Net income of $1,145 higher by $399 or 53% from the prior year quarter;

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  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“EBITDA”) of $2,330, higher by $778 or 50% from the prior year quarter (please refer to ‘EBITDA’ on page 8 for definition and explanation); and

  The Corporation ended the quarter with cash and cash equivalents of $50,875 and no debt.

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months		For the nine months
	ended		ended
(In thousands of US dollars, except per	September	September	Septembe	September
share amounts)	30, 2013	30, 2012	r 30, 2013	30, 2012
Revenue	$54,441	$34,339	$133,283	$98,706
Gross margin	8,734	7,039	22,802	20,582
Ongoing operating costs	6,404	5,487	18,771	15,812
EBITDA	2,330	1,552	4,031	4,770
Operating income (loss)[1]	1,577	856	1,507	2,730
Net income Earnings per share	$1,145	$746	$1,315	$2,624
Basic	$0.08	$0.05	$0.09	$0.17
Diluted	$0.07	$0.05	$0.08	$0.17
Weighted average shares outstanding
Basic	15,244,208	15,162,456	15,209,908	15,120,345
Diluted	15,590,171	15,358,517	15,503,030	15,296,031

Total assets	$77,736	$58,482	$77,736	$58,482

Shareholders' equity	$29,837	$22,203	$29,837	$22,203

[1]

Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income (loss) before Interest and Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income (loss) before the impact of interest and taxes.

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BUSINESS RESULTS AND OUTLOOK

The Corporation continued to deliver strong financial results for the nine month period ended September 30, 2013. This continued strength is a reflection of the success of the buy, gift, transfer and other loyalty solutions deployed across the Corporation’s partnership base. In addition, during the period the Corporation continued to make progress against its operational objectives while delivering strong quarterly revenue and financial results.

For the third quarter of 2013, the Corporation saw accelerated revenue growth to $54,441, increasing 59%, year over year. Over the same time period, gross margin increased to $8,734, up 24% over the third quarter of 2012. The growth in the Corporation’s revenue and gross margin was the result of increased contributions from new partners launched over the course of 2013 in addition to organic growth from existing partnerships. Similarly, revenue on a year-to-date basis, rose to $133,283, an increase of 35%, and gross margin increased $2,220, or 11%, compared to the prior year period and was primarily driven by the successful addition of new partner launches and ongoing organic growth from the Corporation’s existing partnerships. For the third quarter of 2013, points and miles transacted totaled 4.2 million, an increase of 22% on a year over year basis, with new partner launches, and the impact of marketing and merchandising efforts contributing to growth in activity in the quarter.

The Corporation continues to consider EBITDA to be a measure of success. EBITDA in the third quarter of 2013 was $2,330, increasing 50% on a year over year basis as a result of the strong growth in revenues and gross margin. For the nine month period ended September 30, 2013, EBITDA was lower by $739, or 15%, from the comparable prior year period due to the continuation of strategic investments, primarily in head-count additions, that the company has made since the end of 2012. The investments made in the nine months ended September 30, 2013 focused on adding skill sets in key areas of technology services, product development and marketing, that will further the continued innovation of the Corporation’s core business as well as advance its open platform strategy.

The Corporation anticipates continued revenue and EBITDA growth over the balance of 2013 resulting from continued contribution from partner and product launches made in 2013, as well as continued organic growth from existing partnerships. Management remains focused on making meaningful investments to drive ongoing growth by expanding core business, evolving the open platform strategy, and improving data and transactional capabilities. Management’s estimate of 2013 full-year revenues has been revised to $195,000 to $205,000, which is lower than the revenue guidance previously communicated. Our updated guidance reflects changes in the Corporation’s expectations as it relates to the performance of partner and product deployments throughout the year.

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RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. Combined with a focus on making strategic investments, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

	For the three months		For the nine months
	ended		ended
	September	September	September		September
(In thousands of US dollar)	30, 2013	30, 2012	30, 2013		30, 2012
Principal revenue	$52,479	$32,172	$126,970		$91,720
Other partner revenue	1,947	2,159	6,274		6,960
Interest revenue	15	8	39		26
Total revenue	54,441	34,339	133,283		98,706
Direct cost of principal revenue	45,707	27,300	110,481		78,124
				$
Gross margin	$8,734	$7,039	$22,802		20,582
Gross margin %	16%	21%	17%		21%

The Corporation generated quarterly revenue of $54,441 for the three months ended September 30, 2013, an increase of $20,102 or 59% over the same quarter of 2012. Revenue for the nine month period ended September 30, 2013 increased $34,577, or 35%, over the comparable prior year period. The increase in revenues over the prior year periods is due to the launch of new partnerships and products in 2013, as well as organic growth from existing partnerships.

Principal revenue for the third quarter of 2013 was $52,479, an increase of $20,307 or 63% over the third quarter of 2012. Principal revenue for the nine month period ended September 30, 2013 increased $35,250, or 38%, over the comparable prior year period. The increase in principal revenue over the prior year periods can be largely attributable to the new products and partners launched in 2013, with organic growth from existing partnerships also contributing to increased principal revenue.

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Other partner revenue for the third quarter of 2013 was $1,947, lower by $212 or 10% from the third quarter of 2012. The year over year decrease was largely due to reduced activity with existing partnerships offset by an increase in revenues from new partnerships.

Gross margin for the third quarter of 2013 was $8,734, an increase of $1,695, or 24%, from the prior year quarter. The increase in gross margin dollars was largely driven by new partnerships launched in 2013 as well as organic growth of existing partnerships. As anticipated, gross margin percentage moved from 21% in the third quarter of 2012 to 16% in the third quarter of 2013, largely due to revenue growth from larger principal partnerships, which typically have an overall lower gross margin percentage. On a year to date basis, gross margin for the nine months ended September 30, 2013 increased $2,220, or 11%, over the comparable prior year period. As the Corporation continues to launch larger principal partnerships, it expects to see growth in gross margin dollars, coupled with a gross margin percentage at near current levels.

ONGOING OPERATING COSTS

	For the three months		For the nine months
	ended		ended
	September	September	September	September
(In thousands of US dollars)	30, 2013	30, 2012	30, 2013	30, 2012

Employment costs	$4,864	$3,791	$13,733	$10,995

Marketing and communications	267	419	843	1,119
Technology services	214	149	772	480
Operating expense	1,059	1,128	3,423	3,218

Total ongoing operating costs	$6,404	$5,487	$18,771	$15,812

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the third quarter of 2013 were $6,404, an increase of $917, or 17%, from the third quarter of 2012. For the nine months ended September 30, 2013, ongoing operating costs increased $2,959, or 19%, versus the comparable prior year period.

The increase in ongoing operating costs over the prior periods was primarily attributable to an increase in employment costs related to higher head-counts. In addition, technology costs increased from the prior periods mainly due to costs related to IT system activities.

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Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are predominantly incurred in Canadian dollars. Employment costs of $4,864 in the third quarter of 2013 increased $1,073, or 28%, from the third quarter of 2012. For the nine months ended September 30, 2013, employment costs increased $2,738 or 25% from the comparable prior year period.

The increase in employment costs over the prior year periods was primarily attributable to an increase in full time equivalents (“FTEs”), which increased from 123 in the third quarter of 2012 to 142 in the third quarter of 2013. Headcount additions made over the last twelve months were primarily focused on additional marketing, technology and product management resources aimed at evolving the Corporation’s open platform strategy and improving data and transactional capabilities. The Corporation will continue to make strategic headcount investments for the balance of 2013 in these areas as it executes on expanding core products and evolving the open platform strategy.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations related costs, and other on-line marketing and promotional activities. Marketing costs for the third quarter of 2013 decreased $152 or 36% from the third quarter of 2012. For the nine months ended September 30, 2013, marketing costs decreased $276, or 25%, versus the comparable prior year periods.

The decrease in marketing and communication costs compared to the prior year periods was mainly due to timing of marketing and promotional activity.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Costs of technology services increased $65, or 44%, from the third quarter of 2012. For the nine months ended September 30, 2013, technology costs increased $292 or 61% from the comparable prior year period.

The increase in technology service costs from prior periods was largely due to costs related to IT system activities.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the third quarter of 2013 were $1,059, a decrease of $69, or 6% from the third quarter of 2012. The decrease from the prior period was primarily related to higher consulting and professional service costs incurred in 2012.

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For the nine months ended September 30, 2013, operating expenses increased $205, or 6%, from the prior year period. The increase from the prior period was primarily driven by costs incurred to support business development in the US and overseas, as well as increased professional service and consulting costs.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE, AND IMPAIRMENT (“EBITDA”)

EBITDA is a non-IFRS financial measure. Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange, and impairment. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRS. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income (Loss) to EBITDA

	For the three months		For the nine months
	ended		ended
	September	September	September	September
(In thousands of US dollars)	30, 2013	30, 2012	30, 2013	30, 2012

Operating income	$1,577	$856	$1,507	$2,730
Depreciation and amortization	803	715	2,570	2,075
Foreign exchange (gain)	(50)	(19)	(46)	(35)

EBITDA	$2,330	$1,552	$4,031	$4,770

For the quarter ended September 30, 2013, the Corporation’s EBITDA was $2,330, an increase of $778 or 50% from the third quarter of 2012. The increase from the prior period was largely due to an increase in gross margins from new partners launched in 2013 and organic growth in existing partnerships, partially offset by increased employment costs.

For the nine months ended September 30, 2013, EBITDA of $4,031 decreased $739, or 15%, over the comparable prior year period. The decrease from the prior period was expected, as the Corporation invested a portion of incremental gross margin into strategic headcount investments over the course of 2012 and 2013.

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DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

	For the three months			For the nine months
	ended			ended
(In thousands of US dollars)	September		September	September		September
	30, 2013		30, 2012	30, 2013		30, 2012
		$			$
Depreciation and amortization	$803		715	$2,570		2,075

Foreign exchange loss (gain)	(50)		(19)	(46)		(35)
Interest and other charges	-		(8)	-		(8)
Deferred income tax expense (recovery)	432		118	192		114
		$			$
Total	$1,185		806	$2,716		2,146

Depreciation and Amortization Expense

Depreciation and amortization expense in the third quarter of 2013 increased $88, or 12%, from the third quarter of 2012. For the nine months ended September 30, 2013, depreciation and amortization expense increased $495, or 24%, over the comparable prior year period. The increase in expense from prior periods is due to capital additions during 2012 and a change from declining balance to straight line amortization for certain assets.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2013 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

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As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended September 30, 2013, the Corporation reclassified $123 loss, net of tax, from other comprehensive loss into earnings. The cash flow hedges were highly effective at September 30, 2013. Realized losses from the Corporation’s hedging activities, in 2013, were driven by the appreciation of the U.S. dollar.

For the quarter ended September 30, 2013, the Corporation recorded a foreign exchange gain of $50 compared with a foreign exchange gain of $19 in the third quarter of 2012, primarily driven by a strengthening of the US dollar resulting in realized FX gains. This was partially offset on the translation of the Corporation’s non-US dollar cash reserves resulting in unrealized FX losses.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $432 for the quarter ended September 30, 2013, which largely relates to the reduction of the deferred tax asset, as taxable income was incurred in the third quarter. Income tax expense of $192 for the nine months ended September 30, 2013 primarily related to taxable income in 2013 offset by a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET INCOME AND EARNINGS PER SHARE

	For the three months		For the nine months
	ended		ended
(In thousands of US dollars, except	September	September	September	September
per share amounts)	30, 2013	30, 2012	30, 2013	30, 2012
Net income	$1,145	$746	$1,315	$2,624
Earnings per share
Basic	$0.08	$0.05	$0.09	$0.17
Diluted	$0.07	$0.05	$0.08	$0.17

The Corporation reported net income of $1,145 for the quarter ended September 30, 2013 compared with a net income of $746 for the quarter ended September 30, 2012. The increase from the prior period was primarily attributable to an increase in gross margin due to new partners launched and organic growth of existing partnerships in 2013.

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Net income for the nine months ended September 30, 2013 of $1,315, down from $2,624 for the comparable prior year period. The decrease from the prior period was primarily attributable to an increase in head-count additions made in 2013, higher depreciation and amortization charges, and an increase in income tax expense, partially offset by an increase in gross margins. The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,244,208 common shares for the quarter ended September 30, 2013, compared with 15,162,456 common shares for the quarter ended September 30, 2012. The Corporation reported basic earnings per share of 0.08 for the third quarter of 2013 compared with basic earnings per share of $0.05 for the third quarter of 2012.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	September 30	December 31		September 30
(In thousands of US dollars)	2013	2012		2012
			$
Cash and cash equivalents	$50,875	$45,108		34,145
Restricted cash	1,615	3,202		1,632
Funds receivable from payment processors	6,362	10,057		7,126
Security deposits	-	2,780		2,643
Total funds available	58,852	61,147		45,546
Payable to loyalty program partners	42,684	44,912		31,764
			$
NET OPERATING CASH[2]	$16,168	$16,235		13,782

Total current assets	61,938	63,999		48,389
Total current liabilities	47,398	50,179		35,503
WORKING CAPITAL	$14,540	$13,820		$12,886

[2]

Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-IFRS financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

The Corporation’s financial strength is reflected in its balance sheet. As at September 30, 2013, the Corporation continues to remain debt-free with $16,168 of net operating cash (Dec 31, 2012 – $16,235). Net operating cash decreased $67 from December 31, 2012, primarily due to the investment in China Rewards ($2,500) and the timing of variable compensation, offset by cash generated through operating activities.

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The Corporation’s working capital (defined as current assets minus current liabilities) was $14,540 at September 30, 2013 compared to working capital of $13,820 as at December 31, 2012. Working capital increased primarily due to EBITDA generated during the year, offset by the investment the Corporation made in China Rewards. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases. The change in cash and cash equivalents is primarily due to the timing of receipt of payments from customers and payments made to partners for transaction points and miles online.

Sources and Uses of Cash

	For the three months		For the nine months
	ended		ended
	September	September	September	September
(In thousands of US dollars)	30, 2013	30, 2012	30, 2013	30, 2012
Operating activities	$4,766	$2,549	$8,060	$928
Investing activities	(318)	(419)	(2,156)	(1,295)
Financing activities	240	(447)	15	(248)
Effects of exchange rates	(459)	(178)	(152)	(93)
Change in cash and cash equivalents	$4,229	$1,505	$5,767	$(708)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. In the third quarter of 2013, the Corporation experienced an increase in cash inflows due to timing of receipt of payments from select partners promotional activities and the timing of partner payments and other liabilities.

Investing Activities

Cash used in investing activities for the quarter ended September 30, 2013 was $318 and related to the acquisition of property and equipment and additions to intangible assets during the period. The Corporation expects to fund the remaining investment commitment, of $1,500, in China Rewards during 2013 based on milestone achievements.

The Corporation will continue to add technology resources for the balance of the year that are devoted to developing innovative loyalty products and advancing its open platform strategy. The Corporation will continue to fund all capital expenditures and investments through working capital.

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Financing Activities

Cash flows provided by financing activities for the nine month period ended September 30, 2013, related to the issuance of capital stock from the exercise of employee stock options and purchases of the Corporation’s own common shares from the open market to fund employee share unit plan. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	Year 1(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$2,781	$726	$731	$742	$474	$108
Principal revenue(2)	218,633	48,530	93,527	76,576	-	-
Investment commitment(3)	1,500	1,500	-	-	-	-
	$222,914	$50,756	$94,258	$77,318	$474	$108

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation has a contractual obligation to make an investment in China Rewards, which is contingent on specific performance milestones being met. Management anticipates the milestones, which have been communicated to the Corporation, to be met in 2013.

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

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The Corporation completed its first full tranche investment of $2,500 in China Rewards in the second quarter of 2013. Subsequent to the third quarter of 2013, the Corporation completed its second full tranche investment of $1,000 in China Rewards in October 2013. Funding of the final tranche is conditional upon specific performance milestones being achieved, based on the planned and scheduled activities that China Rewards has communicated to the Corporation for the balance of the year.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 49,652 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at November 6, 2013 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price

Options	November 21, 2013	1,801	9.00
Options	February17, 2014	42,743	4.60
Options	August 21, 2014	5,108	3.70

Total		49,652

OUTSTANDING SHARE DATA

As of November 6, 2013, the Corporation has 15,335,909 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 503,087 common shares. The options have exercise prices ranging from $3.40 to $19.98 with a weighted average exercise price of $9.90. The expiration dates of the options range from November 21, 2013 to June 13, 2018.

The following table lists the common shares issued and outstanding as at November 6, 2013 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,335,909
Convertible Securities: Stock options	503,087	CAD$ 4,981,378
Common Shares Issued & Potentially Issuable	15,838,996	CAD$ 4,981,378
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	581,907

(1)        The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

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SUMMARY OF QUARTERLY RESULTS

			Basic	Diluted
			earnings	earnings
	Total	Net income	(loss) per	(loss) per
Three month period ended	Revenue	(loss)	share	share
September 30, 2013	$54,441	$1,145	$0.08	$0.07
June 30, 2013	41,924	218	0.01	0.01
March 31, 2013	36,918	(48)	(0.00)	(0.00)
December 31, 2012	40,803	5,638	0.37	0.37
September 30, 2012	34,339	746	0.05	0.05
June 30, 2012	36,329	1,304	0.09	0.09
March 31, 2012	28,038	574	0.04	0.04
December 31, 2011	32,929	2,058	0.14	0.13

With over a decade of experience working with loyalty program partners, the Corporation has established a growing base of transactional business activity. Through the use of direct marketing techniques with loyalty programs, the Corporation has expanded the reach of its products into the membership base of the Corporation’s partner network. Over the years, the Corporation has experienced period over period growth in its revenue and transactions levels by leveraging its access to this base of loyalty members and applying incremental improvements to its marketing approach.

In any given fiscal year, the Corporation’s revenue and overall profitability will be affected by the level of marketing and promotional activity carried out with the base of loyalty program members, the introduction of new loyalty based products to the existing loyalty partnership base, and the addition of new loyalty program partners.

In fiscal 2013, the Corporation launched loyalty products with four new partners. The September 30, 2013 quarter was the first full quarter of activity with all of these new partners’ products in market. As a result, revenue in this period has grown to its highest level historically, improving upon the June 30, 2013 period, which was the highest revenue quarter up to that point in time.

The Corporation’s revenue streams have historically followed a fluctuation pattern whereby the December 31 quarter has typically been the highest revenue quarter driven by marketing activity in any given fiscal year. In contrast to this, the March 31 quarter has typically been the lowest revenue quarter in a year. Revenue in the June and September quarters, in the absence of any new product or partner launches, has historically fluctuated with the level of direct marketing activity carried out with individual loyalty program members.

Net income of the Corporation has historically fluctuated from quarter to quarter with the timing and degree of marketing and promotional activity carried out with loyalty program members in any given period, coupled with the levels of spending in relation to ongoing operating expenses. In recent years, ongoing operating expenses have remained relatively level. However, beginning in the second half of fiscal 2012, and continuing throughout fiscal 2013, the Corporation has made strategic investments in the key areas of marketing, and product and software development which has added to employment costs and has resulted in a lower net income compared to prior quarters.

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For the quarter ended December 31, 2012, net income of $5,638 was higher than previous quarters due to the recognition of certain future tax benefits associated with previously unrecognized deferred tax assets in Canada. This tax asset recognition was non-recurring in nature and is not expected to repeat in subsequent periods. Instead, the Corporation will begin to apply a corporate tax rate of approximately 26% on pre-tax income. This tax impact on earnings has been applied to the September 30, 2013 period end and is expected to appear in subsequent periods.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated interim financial statements for the three months ended September 30, 2013, in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2012. In addition, IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 13, Fair Value Measurement (“IFRS 13”), and IAS 1, Presentation of Financial Statements (“IAS 1”) were adopted by the Corporation in fiscal 2013.

For a detailed discussion regarding the Corporation’s significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2013 as well as the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2012.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2012. There have been no changes during the quarter ended September 30, 2013.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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